UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-51299
CUSIP Number:  00011 34203

(Check One):  ☑ Form 10-K  9 Form 20-F  9 Form 11-K   9  Form 10-Q  9 Form N-SAR  9 Form N-CSR

For Period Ended:  December 31, 2008

           [   ]  Transition Report on Form 10-K
           [   ]  Transition Report on Form 20-F
           [   ]  Transition Report on Form 11-K
           [   ]  Transition Report on Form 10-Q
           [   ]  Transition Report on Form N-SAR
   [   ]  Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Taleo Corporation
Full name of registrant

Former name if applicable

4140 Dublin Boulevard, Suite 400
Address of principal executive office (Street and number)

Dublin, CA 94568
City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 10, 2008, Taleo Corporation (the “Company”) announced that the Company’s independent registered public accounting firm, Deloitte & Touche LLP, had requested that the Company re-evaluate whether the Company’s historical and current practices with respect to the timing for recognition of application and consulting revenues were appropriate under generally accepted accounting principles in the United States.  As a result, the Company, under the direction of the Audit Committee, commenced a process to review the issues raised by its auditors to determine if an alternative accounting treatment should be adopted.

On February 23, 2009, the Company announced that the Company’s previously issued financial statements for the years ended December 31, 2006 and 2007, and the interim financial statements for the quarters ended March 31, 2008 and June 30, 2008 will be restated to correct an error relating to the timing for revenue recognition for consulting services revenue under certain of the Company’s historical arrangements and an error relating to the timing of revenue recognition for set-up fees, an element of the Company’s application services revenue, for all new arrangements entered into on or after January 1, 2006.

In the course of the Company’s review of its revenue recognition practices, the Company has determined that recognition of consulting revenue as a separate unit of accounting in a multi-element arrangement, pursuant to Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), was not appropriate in certain of its customer arrangements in which application services and consulting services were sold in the same arrangement.  Correction of this error will result in approximately $3 million of consulting revenue previously recognized on the basis of proportional performance, as has been the Company’s historical practice, being recognized ratably over the expected attribution period of the associated arrangement.

Also in connection with the Company’s review, the Company has determined that as of January 1, 2006, it would have been appropriate to recognize revenue from set-up fees, an element of the Company’s application revenue, over an expected attribution period longer than the typical three year term of the Company’s agreements, as had been the Company’s practice.  Correction of this error will result in approximately $200,000 of application revenue from set-up fees being recognized over an expected attribution period of seven years rather than the contract term of the arrangement with which the set-up fees are associated.

The Company continues to review its practices and, in connection with that review, has submitted a pre-clearance submission to the Office of the Chief Accountant (the “OCA”) of the Securities and Exchange Commission.  The submission requests the OCA’s view regarding the Company’s historical application of EITF 00-21 to the timing of revenue recognition of the Company’s consulting services.  If the OCA does not agree with the Company’s historical application of EITF 00-21, the amount of the restatement of consulting revenue for prior periods may increase.

As a result of the foregoing, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) within the prescribed time period, which delay could not be eliminated without unreasonable effort or expense.  The Company expects to file the Form 10-K as soon as reasonably practicable after completion of such review, but at this time does not expect to be able to do so within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

--

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:
Katy Murray	(925)	452-3000
(Name)	(Area Code)	(Telephone Number)

(2)
 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐ Yes ☑ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008

(3)
     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☐ No*

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*           Because of the review discussed in Part III above, the Company has not checked either box in Part IV subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Annual Report on Form 10-K for the year ended December 31, 2008.
Taleo Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2009	By:	/s/ Katy Murray
Katy Murray Executive Vice President and Chief Financial Officer